   As filed with the Securities and Exchange Commission on December 24, 1997

                                                           Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                                  -------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  -------------

                               CELL GENESYS, INC.


             (Exact name of registrant as specified in its charter)
                               DELAWARE 94-3061375
          (State of incorporation) (I.R.S. Employer Identification No.)
                               342 LAKESIDE DRIVE
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 425-4400
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              KATHLEEN SEREDA GLAUB
                SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CELL GENESYS, INC.
                               342 LAKESIDE DRIVE
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 425-4400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  -------------

                                   Copies to:
                              BARRY E. TAYLOR, ESQ.
                            TREVOR J. CHAPLICK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                                  -------------

         Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]


                                                CALCULATION OF REGISTRATION FEE
===================================================================================================================================
         Title of Each Class of              Amount to be       Proposed Maximum         Proposed Maximum           Amount of
       Securities to be Registered            Registered(1)    Offering Price Per      Aggregate Offering       Registration Fee
                                                                    Share(2)                Price(2)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $0.001 per share      8,028,569         $7.96875                 $63,977,660              $19,388
===================================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminate additional shares of Common Stock as may become issuable as a result of decreases in the conversion price of the Company's Series B Convertible Preferred Stock and any future antidilution adjustments in accordance with the terms of the Series B Convertible Preferred Stock, the underlying shares of Common Stock of which are included for registration.

(2) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on December 23, 1997, as reported on the Nasdaq National Market.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.


================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS
(Subject to completion, dated December 24, 1997)



                                8,028,569 SHARES

                               CELL GENESYS, INC.
                                  COMMON STOCK

                                  -------------


         This Prospectus relates to the public offering, which is not being underwritten, from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders") of (i) up to 8,028,569 shares of Common Stock, par value $0.001 per share (the "Shares"), of Cell Genesys, Inc. ("Cell Genesys" or the "Company"), and (ii) in accordance with Rule 416 ("Rule 416") under the Securities Act of 1933, as amended (the "Securities Act"), such presently indeterminate number of additional Shares as may be issuable upon conversion of the shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") held by or issuable to certain of the Selling Stockholders, based upon fluctuations in the conversion price of the Series B Preferred Stock and any future antidilution adjustments in accordance with the terms of the Series B Preferred Stock. The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company or will be issued by the Company consisting of: (1) up to 737,902 Shares issued or issuable upon the exercise by certain of the Selling Stockholders of warrants (the "Warrants") of Cell Genesys, which warrants were assumed by Cell Genesys as a result of the merger of a wholly-owned subsidiary of the Company into Somatix Therapy Corporation ("Somatix"), (2) up to 1,666,667 Shares issued or issuable upon the conversion of a Convertible Subordinated Promissory Note dated March 26, 1997 (the "Convertible Note"), (3) up to 5,624,000 shares of Common Stock potentially to be issued from time to time to Selling Stockholders upon conversion of the Company's outstanding Series B Preferred Stock at the election of the registered holders of such Series B Preferred Stock, or (4) in accordance with Rule 416 such presently indeterminate number of additional Shares as may be issuable upon conversion of outstanding Series B Preferred Stock based on fluctuations in the conversion price of the Common Stock and any antidilution adjustments in accordance with the terms of the Series B Preferred Stock. The Shares were issued or potentially will be issued upon conversion of the Series B Preferred Stock and Convertible Note and exercise of the Warrants in private placements pursuant to an exemption from the registration requirements of the Securities Act, provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders.

         The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated, however, that the Shares may be offered by the Selling Stockholders from time to time in one or more transactions on the Nasdaq National Market, in privately negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."

         The Company's Common Stock is listed on the Nasdaq National Market under the symbol "CEGE." On December 22, 1997 the last sale price of the Company's Common Stock was $7.938 per share.


         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

         The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS DECEMBER ___, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company (File No. 0-19986) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

         (2) The amendment on Form 10-K/A to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on April 30, 1997;


         (3) The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997;


         (4) The description of the Company's Common Stock and associated preferred share purchase rights, contained in its Registration Statements on Form S-4 filed with the Commission on April 30, 1997, as supplemented by a Supplement to the Joint Proxy Statement dated April 30, 1997 as filed on May 13, 1997 and Form 8-A filed with the Commission on March 24, 1992 and August 8, 1995; and

         (5) All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1996

         All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, to the extent required, and to be a part of this Prospectus from the date of filing of such reports and documents.

         Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, Cell Genesys, Inc., 342 Lakeside Drive, Foster City, CA 94404, or by telephone at (650) 425-4400.

                                   THE COMPANY

         Cell Genesys is focused on the development and commercialization of gene therapies to treat major life-threatening diseases, including AIDS and cancer. The Company's objective is to commercialize both ex vivo and in vivo gene therapies. The Company's AIDS gene therapy is currently in Phase II clinical testing. Current studies will evaluate whether the combination of AIDS gene therapy and antiviral drugs can delay the recurrence of HIV infection, which has been generally observed in patients who stop their antiviral drug therapy. These studies will help determine whether the gene therapy can reduce the requirement for long-term treatment with combinations of three or more antiviral drugs. The Company anticipates preliminary efficacy data from certain of these trials in the first half of 1998. In September 1997, the Company initiated human clinical trials for its T cell gene therapy for colon cancer and its second generation GVAX (TM) cancer vaccine for melanoma, lung and prostate cancers. The Company has additional ongoing research programs in other gene therapy applications, including hemophilia, cardiovascular disease, central nervous system disorders and other cancer indications, as well as gene delivery, or vector, technologies. The Company believes that such programs may provide opportunities for collaborative arrangements with third parties that could also provide additional funding to the Company.

         In the Company's human monoclonal antibody program (being pursued through its subsidiary, Abgenix, Inc.), the Company has developed transgenic technology to create strains of mice capable of producing human monoclonal antibodies. These transgenic mice contain the majority of human antibody genes and could produce multiple product candidates. The Company believes that fully human antibodies should avoid the allergic reactions seen with antibodies containing mouse proteins, which should make them better suited to long-term therapy and could provide a marketing advantage. The Company is focused on the development and commercialization of monoclonal antibodies to treat a wide range of serious diseases, including transplantation-associated conditions, inflammation, autoimmune disorders and cancer. The Company currently has three antibody products in development. The Company's most advanced product, ABX-CBL, is in Phase II trials for treating steroid-resistant graft versus host disease
(GVHD), a frequent, fatal and currently untreatable complication of allogeneic bone marrow transplants. To date, ABX-CBL has been used in clinical studies with over 50 patients, with an approximated response rate of 90% in acute transplantation-associated disorders. A second antibody product, ABX-IL8, is expected to enter clinical trials in early 1998 for the treatment of moderate to severe psoriasis.

         On May 30, 1997, the Company acquired Somatix Therapy Corporation. Under the terms of the merger agreement, Somatix became a wholly-owned subsidiary of Cell Genesys in a tax-free reorganization and stock-for-stock merger. Somatix stockholders received 0.385 shares of Cell Genesys stock for each share of Somatix stock. A total of 11,089,706 shares of the Company's Common Stock were issued to Somatix stockholders. The Company believes the acquisition will strengthen the Company's position in the field of gene therapy.

         The principal executive offices of the Company are located at 342 Lakeside Drive, Foster City, California, 94404, (650) 425-4400.

                                  RISK FACTORS

         THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, ESTIMATES, INTENTIONS AND STRATEGIES ABOUT THE FUTURE. WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES," VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT; THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECASTED IN ANY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS, ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE MAKING A DECISION TO INVEST IN THE SHARES OFFERED HEREBY.

         NEED FOR SUBSTANTIAL ADDITIONAL FUNDS. The Company and its subsidiary, Abgenix, Inc. ("Abgenix"), will require substantial additional funds to continue existing and planned preclinical and clinical trials and its research and development activities, and to establish manufacturing and marketing capabilities for any products it may develop. The Company expects that its existing capital resources, together with payments to be received under existing collaborative agreements and amounts available under existing equipment financing facilities, will enable the Company to maintain the Company's operations at least into 1999. Beyond such time, the Company will need to raise substantial additional capital to fund its operations.

         Abgenix will also require substantial additional funds. In particular, as a result of the issuance of certain patents relating to antibody technology, a $7.5 million milestone payment under the Cross-License and Settlement Agreement with GenPharm International, Inc. ("GenPharm") became due and payable in December 1997 and a second $7.5 million milestone payment is due and payable in November 1998. Abgenix is responsible for fifty percent (i.e., $3.75 million) of each such payment. Abgenix will make the December 1997 milestone payment to GenPharm either: (i) by payment from existing capital resources, or
(ii) by drawing down on its existing line of credit with Cell Genesys in the amount of the milestone payment.

         The Company's future capital requirements will depend on, and could increase as a result of, many factors, including, but not limited to, the continuation of the collaboration with Hoechst Marion Roussel ("HMR"), continued scientific progress in its research and development programs, the magnitude of such programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims, competing technological and market developments, changes in collaborative relationships, the terms of any additional collaborative arrangements into which the Company may enter, the Company's ability to establish research, development and commercialization arrangements pertaining to products other than those covered by existing collaborative arrangements, the cost of establishing manufacturing facilities, the cost of commercialization activities, and the demand for the Company's products if and when approved. There is no assurance that opportunities for in-licensing technologies or for third party collaborations will continue to be available to the Company on acceptable terms.

         A major portion of the Company's operating revenues are derived from a collaborative agreement with HMR signed in October 1995. Under the terms of the agreement, HMR has the ability to terminate its commitment at any time two years after its anniversary date. Also under the agreement, in the fourth quarter, the parties establish the budget for the next year. The Company has begun discussions with HMR for the 1998 budget. There is no assurance that HMR will continue the agreement or that the level of funding will not vary year to year. The Company's operating results would be adversely affected should HMR decide not to continue funding under this arrangement.

         Cell Genesys expects to raise additional funds through additional equity or debt financings, collaborative relationships, or otherwise. Because of these long-term capital requirements, the Company and its subsidiary, Abgenix, may seek to access the public or private equity markets whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. There can be no assurance that any such additional funding will be available to the Company, or, if available, that it will be on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research, development and clinical activities or to seek to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, any of which could have a material adverse effect on the Company's business, results of operations, financial condition or cash flow.

         EARLY STAGE OF DEVELOPMENT; NO DEVELOPED OR APPROVED PRODUCTS. Cell Genesys' potential gene therapy products are in research and development. No revenues have been generated from the sale of any of such products, nor are any such revenues expected for at least the next several years. The products currently under development by Cell Genesys will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that Cell Genesys' research and development efforts will be successful or that any commercially successful products will ultimately be developed by Cell Genesys. Even if developed, these products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit Cell Genesys to operate profitably.

         TECHNOLOGICAL UNCERTAINTY. Gene therapy is a new technology, and existing preclinical and clinical data on the safety and efficacy of gene therapy are limited. Data relating to Cell Genesys' specific gene therapy approaches are even more limited. The Company's T cell gene therapy for cancer, GVAX (TM) cancer vaccine and AIDS gene therapy are currently being tested in Phase I/II and Phase II human clinical trials to determine their safety and efficacy. None of the other products or therapies under development are in human clinical trials. The results of preclinical studies do not predict safety or efficacy in humans. Possible side effects of gene therapy may be serious and life-threatening. There can be no assurance that unacceptable side effects will not be discovered during preclinical and clinical testing of Cell Genesys' potential products or thereafter. There are many reasons that potential products that appear promising at an early stage of research or development do not result in commercialization. Although Cell Genesys is testing proposed products or therapies in human clinical trials, there can be no assurance that Cell Genesys will be permitted to undertake human clinical trials for any of its other products or that the results of such testing will demonstrate safety or efficacy. Even if clinical trials are successful, there is no assurance that Cell Genesys will obtain regulatory approval for any indication, or that an approved product can be produced in commercial quantities at reasonable cost, or be successfully marketed.

         PATENTS AND TRADE SECRETS. The patent positions of pharmaceutical and biotechnology firms, including Cell Genesys, are generally uncertain and involve complex legal and factual questions. While Cell Genesys is prosecuting patent applications, it cannot be certain whether any given application will result in the issuance of a patent or, if any patent is issued, whether it will provide significant proprietary protection or will be invalidated. Because patent applications in the United States are confidential until patents are issued and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, Cell Genesys cannot be certain that it was the first creator of inventions covered by pending patent applications or that it was the first to file patent applications for such inventions.

         The commercial success of the Company will also depend in part on not infringing the patents or proprietary rights of others and not breaching licenses granted to Cell Genesys. The Company may be required to obtain licenses to third party technology necessary to conduct its business. Any failure by the Company to license at reasonable cost any technology required to commercialize its technologies or products may have a material adverse effect on the Company's business, results of operations, financial condition or cash flow.

         Litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to Cell Genesys, or to determine the scope and validity of other parties' proprietary rights. To determine the priority of inventions, interference proceedings are frequently declared by the United States Patent Office that could result in substantial costs to the Company and may result in an adverse decision as to the priority of Cell Genesys' inventions. Cell Genesys is currently involved in three separate interference proceedings with regard to: (i) gene activation technology, (ii) ex vivo gene therapy, and (iii) chimeric receptor technology. While the Company believes its position in each interference proceeding is strong, the outcome of each proceeding cannot be predicted, and an adverse result could have a material adverse effect on the Company's intellectual property position and its business. The Company may be involved in other interference proceedings in the future. Cell Genesys believes that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

         Cell Genesys also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented trade secrets.

         Cell Genesys requires its employees and consultants to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with it. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by Cell Genesys, relating to its business are the exclusive property of Cell Genesys. These agreements may not provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

         COMPETITION. Competition in the field of gene therapy from other biotechnology and pharmaceutical companies and from research and academic institutions is intense and expected to increase. There are numerous competitors working on products to treat each of the diseases for which Cell Genesys is seeking to develop therapeutic products. Some competitors are pursuing a product development strategy competitive with Cell Genesys, particularly with respect to the Company's human monoclonal antibody program. Certain of these competitive products are in substantially more advanced stages of product development and clinical trials. The Company's competitors may develop technologies and products that are more effective than those being developed by Cell Genesys, or that would render the Company's technology and products less competitive or obsolete. Many of these competitors have substantially greater financial resources and larger research and development staffs than Cell Genesys. In addition, many of these competitors may have significantly greater experience than Cell Genesys in developing products, in undertaking preclinical testing and human clinical trials of new pharmaceutical products, in obtaining United States Food and Drug Administration (the "FDA") and other regulatory approvals of products, and in manufacturing and marketing such products. Accordingly, Cell Genesys' competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products more rapidly than Cell Genesys. There can be no assurance that the Company will be able to obtain certain biological materials necessary to support its research, development or manufacturing of any of its planned therapies. If the Company is permitted to commence commercial sales of products, it will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which it has limited or no experience. It is anticipated that the Company will build additional clinical scale and commercial scale manufacturing facilities to the extent that contract facilities are not available in order to commercialize its products. It is also anticipated that the Company will secure funding for these and other product development activities through its partners and future potential partners. Cell Genesys also competes with universities and other research institutions in the development of products, technologies and processes. In many instances, Cell Genesys competes with other commercial entities in acquiring products or technology from universities.

         Cell Genesys expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price, patent, position, and sales, marketing and distribution capabilities. Cell Genesys' competitive positions also depend upon its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the often substantial period between product conception and commercial sales.

         The levels of revenues and profitability of biotechnology and pharmaceutical companies such as the Company may be affected by the continuing efforts of governmental and third-party payers to contain or reduce the costs of health care through various means. In the United States there have been, and Cell Genesys expects that there will continue to be, a number of federal and state proposals to control health care costs. Cell Genesys cannot predict the effect health care reforms may have on its business, and no assurance can be given that any such reforms will not have a material adverse effect on the Company's business, results of operations, financial condition or cash flow. In the United States and elsewhere, sales of therapeutic products are dependent in part on the availability of reimbursements to the consumer from third party payers, such as government and private insurance plans. If the Company succeeds in bringing one or more products to the market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

         OPERATING LOSS AND ACCUMULATED DEFICIT. Cell Genesys has incurred net losses since its inception. At September 30, 1997, Cell Genesys' accumulated deficit was approximately $170.9 million. Such losses have resulted principally from expenses incurred in its research and development programs, the acquisition of Somatix and other new technologies, and to a lesser extent, from general and administrative expenses. For the nine months ended September 30, 1997, Cell Genesys incurred losses of $114.8 million, including $78.9 million related to the acquisition of Somatix and $18.8 million related to the Cross-License and Settlement Agreement with GenPharm. The Company expects to incur substantial and increasing losses for at least the next several years due primarily to the expansion of research and development programs, including preclinical studies, clinical trials and manufacturing. Cell Genesys expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, commercialize, manufacture or market its products or ever achieve or sustain product revenues or profitability.

         VOLATILITY OF STOCK PRICE. The market prices for securities of biopharmaceutical and biotechnology companies (including Cell Genesys) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in Cell Genesys' operating results, announcements of technological innovations or new therapeutic products by Cell Genesys or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of the Cell Genesys' Common Stock.

         GOVERNMENT REGULATION. Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of Cell Genesys' proposed products and its research and development activities. All of Cell Genesys' products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products must undergo rigorous preclinical and clinical testing and other premarket approval procedures by the FDA and similar authorities in foreign countries. Since certain of Cell Genesys' potential products involve the application of new technologies, regulatory approvals may take longer than for products produced using more conventional methods. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable federal statutes and regulations, requires the expenditure of substantial resources. Any failure by Cell Genesys or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed by Cell Genesys, and its ability to receive product or royalty revenue.

         In responding to a new drug application, or a product license application, the FDA may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which Cell Genesys is seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

         In addition to laws and regulations enforced by the FDA, Cell Genesys is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local laws and regulations. Cell Genesys' research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although Cell Genesys believes its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Cell Genesys could be held liable for any damages that result and any such liability could exceed the resources of the Company.

         The manufacturing facilities of Cell Genesys are subject to licensing requirements of the California Department of Health Services. While not subject to license by the FDA, such facilities are subject to inspection by the FDA as well as by the California Department of Health Services. A separate license from the FDA is required for commercial manufacture of any product. Failure to maintain such licenses or to meet the inspection criteria of the FDA and the California Department of Health Services would result in disruption to the manufacturing processes of the Company and would have a material adverse effect on the Company's business, results of operations, financial condition and cash flow.

         For marketing outside the United States, Cell Genesys is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Failure to comply with such regulatory requirements or obtain such approvals could impair the Company's ability to develop these markets and have a material adverse effect on the Company's business, results of operations, financial condition or cash flow.

         COMMERCIALIZATION; LACK OF MARKETING EXPERIENCE. It is anticipated that the Company will rely on sales and marketing expertise of potential corporate partners for its initial products. Cell Genesys does not have any experience in sales, marketing or distribution of biopharmaceutical products. The decision to market future products directly or through corporate partners will be based on a number of factors including market size and concentration, the size and expertise of the partner's sales force in a particular market and the Company's overall strategic objectives. Cell Genesys is currently engaged in various stages of discussions with potential partners. There can be no assurance that Cell Genesys will be able to establish such relationships, if at all, on acceptable terms and conditions.

         PRODUCT LIABILITIES AND INSURANCE. Clinical trials or marketing of any of Cell Genesys' potential products may expose the Company to liability claims resulting from the use of such products. These claims might be made directly by consumers, health care providers or by others selling such products. Cell Genesys currently maintains its product liability insurance with respect to its clinical trials. There can be no assurance that the Company will be able to maintain such insurance or, if maintained, that sufficient coverage can be acquired at a reasonable cost. An inability to maintain insurance at acceptable cost or at all could prevent or inhibit the clinical testing or commercialization of products developed by the Company. A product liability claim or recall could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow.

         HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. Cell Genesys' research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Cell Genesys is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although Cell Genesys believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. The Company's operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

         REIMBURSEMENT. In both domestic and foreign markets, sales of the Company's potential products will depend in part upon coverage and reimbursement from third-party payers, including health care organizations, government agencies, private health care insurers and other health care payers such as health maintenance organizations, self-insured employee plans and the Blue Cross/Blue Shield plans. There is considerable pressure to reduce the cost of drug products. In particular, reimbursement from government agencies and insurers and large health organizations may become more restricted in the future. Cell Genesys' potential products represent a new mode of therapy and, while the cost-benefit ratio of the products may be favorable, Cell Genesys expects that the costs associated with the Company's products will be substantial. There can be no assurance that the Company's proposed products, if successfully developed, will be considered cost-effective by third-party payers, that insurance coverage will be available or, if available, that such third-party payers' reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis. In addition, there can be no assurance that insurance coverage will be provided by such third-party payers at all or without substantial delay or, if such coverage is provided, that the approved reimbursement will provide sufficient funds to enable the Company to become profitable.

         UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS. The future revenues and profitability of and availability of capital for biotechnology companies may be materially adversely affected by the continuing efforts of governmental and third-party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and Cell Genesys expects that there will continue to be, a number of federal and state proposals to implement similar government control. While Cell Genesys cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow.

         DEPENDENCE UPON KEY PERSONNEL AND COLLABORATIVE RELATIONSHIPS. Cell Genesys' success is highly dependent on the retention of principal members of management and scientific staff and the recruitment of additional qualified personnel. The loss of key personnel or the failure to recruit necessary additional qualified personnel could have a material adverse effect on the Company's business, results of operations, financial condition or cash flow. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel in the areas of Cell Genesys' activities. There is no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. These activities are expected to require the addition of new personnel with expertise in the areas of clinical testing, manufacturing, marketing and distribution and the development of additional expertise by existing personnel. The failure to acquire such personnel or develop such expertise could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow.

         Cell Genesys has clinical trial arrangements with the National Institutes of Allergy and Infectious Diseases covering the initial proof-of-principle study for AIDS gene therapy being conducted in identical twin pairs now in Phase II testing. Cell Genesys also has clinical trial arrangements with the University of California, San Francisco, San Francisco General Hospital, the University of Colorado Health Sciences Center, Massachusetts General Hospital, the University of California, Los Angeles, ViRx, Inc. and the Aids Research Community Consortium covering Cell Genesys' patient-specific configuration of its AIDS gene therapy also now in Phase II testing. If these relationships were terminated, progress of clinical testing would be adversely affected.

         In addition, the Company has several clinical trial arrangements under its GVAX (TM) program, including with The Johns Hopkins University covering a Phase I clinical trial to treat prostate cancer patients and with the Dana Farber Cancer Institute covering two Phase I clinical trials to treat lung cancer and melanoma patients. In the event that any of these relationships are terminated, the completion and evaluation of clinical trials could be adversely affected.

         The Company will depend, in part, on the continued availability of outside scientific collaborators performing research. These relationships generally may be terminated at any time by the collaborator, typically by giving 30 days' notice. The Company's scientific collaborators are not employees of Cell Genesys. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to the Company's activities. The Company's agreements with these collaborators, as well as those with the Company's scientific consultants provide that any rights the Company obtains as a result of the research efforts of these individuals will be subject to the rights of the research institutions in such work. In addition, some of these collaborators have consulting or other advisory arrangements with other entities that may conflict with their obligations to the Company. For these reasons, there can be no assurance that inventions or processes discovered by the Company's scientific collaborators or consultants will become the property of the Company.

         SHARES ELIGIBLE FOR FUTURE SALE; DILUTION. Substantially all of the Company's shares are eligible for sale in the public market. The issuance of Common Stock upon conversion of the Series B Preferred Stock and Convertible Note and upon exercise of the Warrants, as well as future sales of such Common Stock or of shares of Common Stock by existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The Common Stock issuable upon conversion of the Series B Preferred Stock and the Convertible Note and upon exercise of the Warrants are being registered hereunder. Conversion of the Series B Preferred Stock and the Convertible Note and exercise of the Warrants for shares of Common Stock could adversely affect the market price of the Common Stock. In addition, investors could experience substantial dilution upon conversion of the Series B Preferred Stock into Common Stock as a result of either (i) a decline in the market price of the Company's Common Stock immediately prior to conversion, or (ii) an event triggering the antidilution rights of any outstanding shares of Series B Preferred Stock. See "Description of Capital Stock."


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

         The following table sets forth as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder beneficially owns as of December 16, 1997, the number of shares of Common Stock beneficially owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby.

         The Company has agreed to initially register 5,624,000 Shares, which are potentially issuable upon conversion of the Series B Preferred Stock, for resale by the Selling Stockholders holding Series B Preferred Stock. The number of Shares shown in the following table as being offered by the Selling Stockholders holding Series B Preferred Stock does not include such presently indeterminate number of shares of Common Stock as may be issuable upon conversion of the Series B Preferred Stock pursuant to the provisions thereof regarding determination of the applicable conversion price which may fluctuate and certain antidilution provisions which shares of Common Stock are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement on Form S-3 of which this Prospectus forms a part.

         The Shares being offered by the Selling Stockholders were acquired from the Company (i) following conversion of the Series B Preferred Stock acquired from the Company in a private placement transaction pursuant to the Securities Purchase Agreement dated November 13, 1997 (the "Securities Purchase Agreement"), (ii) upon exercise of the Warrants which were assumed by Cell Genesys in connection with the acquisition of Somatix, or (iii) following the conversion of the Convertible Note. For a description of such securities, see "Description of Capital Stock."

         Each Selling Stockholder that purchased the Series B Preferred Stock pursuant to the Securities Purchase Agreement represented to the Company that it would acquire the Shares for investment and with no present intention of distributing any such Shares except pursuant to this Prospectus. Pursuant to its obligation under the Securities Purchase Agreement, the Company filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (i) the date all holders may sell all of the Shares freely pursuant to Rule 144 without compliance with the registration requirement of the Securities Act, or (ii) the date all of the Shares have been sold and no shares of Series B Preferred Stock are outstanding.

         Except as indicated, none of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.


                                                                                                  Shares of Common
                                                                                                 Stock Beneficially
                                             Shares of                                              Owned After
                                             Preferred  Shares Beneficially     Shares           Offering(1)(2)(4)
                                              Stock        Owned Prior to        Being          ---------------------
Selling Stockholder                           Owned        Offering(1)(2)      Offered(3)       Number        Percent
---------------------------------------      ---------  -------------------    ----------       ------        -------
WARRANT HOLDERS
Aberlyn Capital Management L.P. (5) ...         -               4,812            4,812             --            --
Aeneas Venture Corporation (5) ........         -             799,075            80,850          718,225          2.5
Berman, Martin (5) ....................         -               6,620             6,620             --            --
Betje Partners, L.P. (5) ..............         -              25,919             8,624           17,295          *
Birch, Robert S. (5) ..................         -              16,197             5,390           10,807          *
Fawer, Mark (5) .......................         -              10,153            10,153             --            --
Feinberg, Larry N.(5) .................         -               5,975             5,975             --            --

                                                                                                  Shares of Common
                                                                                                 Stock Beneficially
                                             Shares of                                              Owned After
                                             Preferred  Shares Beneficially     Shares           Offering(1)(2)(4)
                                              Stock        Owned Prior to        Being          ---------------------
Selling Stockholder                           Owned        Offering(1)(2)      Offered(4)       Number        Percent
---------------------------------------      ---------  -------------------    ----------       ------        -------
Financing For Science International(5)          -               7,434             7,434             --            --
Kingsley & Co. (5) ....................         -              13,475            13,475             --            --
Legg Mason Special Investment Trust, ..         -              58,587            58,587             --            --
Inc. (5)
Merrill Lynch, Pierce, Fenner & Smith .         -              20,355            20,355             --            --
Inc. (5)
Morgens, Waterfall, Vintidiadis .......         -              53,458            17,787           35,671          *
Investments (5)
Oracle Institutional Partners, L.P. (5)         -               3,018             3,018             --            --
Oracle Partners, L.P. (5) .............         -              75,460            75,460             --            --
Phoenix Partners, L.P. (5) ............         -              82,616            27,489           55,127          *
Quasar International Partners, C.V. (5)         -              11,642            11,642             --            --
Rosenfeld, Steven (5) .................         -              14,515            14,515             --            --
Sam Oracle Fund, Inc. (5) .............         -              19,766            19,766             --            --
SBSF Biotechnology Fund, L.P. (5) .....         -             121,494            40,425           81,069          *
Shenk, Susan (5) ......................         -              16,550            16,550             --            --
TBD Ltd. (5) ..........................         -              33,101            33,101             --            --
Warburg Pincus Emerging Growth ........         -              80,850            80,850             --            --
Fund (5)
Weisbrod, Stuart T. (5) ...............         -               1,466             1,466             --            --
Westcoat & Co. (5) ....................         -             146,608           146,608             --            --
WHI Somatix Partners (5) ..............         -              26,950            26,950             --            --
                                             ----           ---------        ----------         ---------      -----
    Subtotal ........................          --           1,656,096           737,902           918,194

SERIES B PREFERRED STOCKHOLDERS
AG Super Fund International Partners,            25            31,023            70,300              --           --
L.P. (6)
Colonial Penn Life Insurance ........            50            62,047           140,600              --           --
Company (6)
GAM Arbitrage Investments, Inc. (6) .            25            31,023            70,300              --           --
Halifax Fund, L.P. (6) ..............           500           620,469         1,406,000              --           --
Heracles Fund (6) ...................           175           217,164           492,100              --           --
Leonardo, L.P. (6) ..................           365           452,942         1,026,380              --           --
Nelson Partners (6)(7) ..............           247           306,511           694,564              --           --
Olympus Securities, Ltd. (6)(7) .....           303           376,004           852,036              --           --
Ramius Fund, Ltd. (6) ...............            85           105,480           239,020              --           --
Raphael, L.P. (6) ...................            50            62,047           140,600              --           --
Themis Partners L.P. (6) ............           175           217,164           492,100              --           --
                                             ------         ---------        ----------         ---------      -----
      Subtotal                                2,000         2,481,874         5,624,000              --           --

NOTE HOLDER
Medarex, Inc. (8)....................             -         1,666,667         1,666,667              --           --
                                             ------         ---------        ----------         ---------      -----


      Total..........................        2,000          5,804,637        8,028,569            918,194
                                             ======         =========        ==========         =========


------------------

    *   Less than one percent.

(1) Based upon 28,168,459 shares of Common Stock outstanding as of December 16, 1997. Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
(2) The number of Shares shown as beneficially owned prior to the offering by the Selling Stockholders holding Series B Preferred Stock represents shares of Common Stock issuable to the Selling Stockholders assuming conversion, as of December 16, 1997, of all shares of Series B Preferred Stock issued calculated using an assumed conversion price of $8.09375 (representing the average of the two lowest closing bid prices for the Common Stock during the 10 consecutive trading days ending on December 15, 1997), with respect to the stated value of the Series B Preferred Stock plus an accretion of 5% per year, based upon certain conversion price provisions of the Series B Preferred Stock (which conversion price could fluctuate from time to time based on changes in the market price of the Common Stock). This Prospectus also covers the resale of such presently indeterminate number of additional shares as may be issuable upon conversion of the Series B Preferred Stock based upon fluctuations in the conversion price of the Series B Preferred Stock and certain antidilution provisions. As described in footnote 6 below, the actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock depends, subject to certain limitations, upon the lower of (i) the Fixed Conversion Price (as defined pursuant to the provisions of the Series B Preferred Stock) which is currently $11.02, and
    (ii) the average of the two lowest closing bid prices during the ten consecutive trading days immediately prior to conversion, and may be less than or greater than the number of shares shown as beneficially owned by the Selling Stockholders or otherwise covered by this Prospectus. The number of Shares shown as beneficially owned does not include shares of Common Stock issuable upon the conversion of (a) up to 1,000 shares of Series B Preferred Stock which, beginning on November 9, 1998 and subject to certain conditions, the Company may cause the holders of Series B Preferred Stock to purchase and (b) a number of shares of Series B Preferred Stock which, beginning on November 1998 and subject to certain conditions, the initial purchasers of Series B Preferred Stock have the right to acquire from the Company.
(3) The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Stockholders holding Series B Preferred Stock and the number of Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Stockholders. Because the number of shares that will ultimately be issued upon conversion of the Series B Preferred Stock is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion as described in footnote 6 below and certain antidilution adjustments, such number of shares (and therefore the number of Shares offered hereby) cannot be determined at this time. The number of Shares being offered by the Selling Stockholders owning Series B Preferred Stock, in accordance with Rule 416, also includes such presently indeterminate number of additional Shares as may be issuable upon conversion of the shares of the Company's Series B Preferred Stock held by or issuable to certain of the Selling Stockholders, based upon fluctuations in the conversion price of the Series B Preferred Stock and any future antidilution adjustments in accordance with the terms of the Series B Preferred Stock.
(5) Shares offered pursuant to this registration statement consist entirely of shares of Cell Genesys Common Stock issued or issuable upon exercise of outstanding Warrants.
(6) Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock equal to (i) the share's stated value of $10,000, plus a premium in the amount of 5% per annum accruing from the date of issuance through the date of conversion, divided by (ii) the conversion price equal to the lesser of (A) the Fixed Conversion Price (as defined pursuant to the provisions of the Series B Preferred Stock), and (B) a floating conversion price equal to 100% (subject to downward adjustment upon certain events, including if the Common Stock is not quoted on certain markets) of the average of the two lowest closing bid prices for the Common Stock over 10 trading days preceding the conversion date. The initial Fixed Conversion Price for the 2,000 shares of Series B Preferred Stock issued on November 14, 1997 is $11.02.

    In accordance with the rights and restrictions of the Series B Preferred Stock, unless waived by the Selling Stockholder upon 61 days prior written notice, no Selling Stockholder may convert the Series B Preferred Stock to the extent that the shares to be received by such holder upon such conversion would cause such holder to beneficially own (other than Shares of Common Stock so owned through ownership of Series B Preferred Stock) more than 4.99% of the outstanding shares of Common Stock. In addition, pursuant to the regulations of the National Association of Securities Dealers, Inc., in the absence of stockholder approval, the aggregate number of shares of Common Stock issuable to the Selling Stockholders at a discount from market price upon conversion of the Series B Preferred Stock may not equal or exceed 20% of the outstanding shares of Common Stock on November 14, 1997 (i.e., 5,628,850 shares). If stockholder approval is not obtained to issue shares of Common Stock to the Selling Stockholders in excess of such amount, none of the Selling Stockholders will be entitled to acquire more than its proportionate share of such maximum amount. Any Series B Preferred Stock which may not be converted because of such limitation must be redeemed by the Company. For a complete description of the rights, preferences and restrictions of the Series B Preferred Stock, see "Description of Capital Stock".

(7) Citadel Limited Partnership is the managing general partner of Nelson Partners ("Nelson") and the trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The ownership information for Nelson does not include the Shares owned by Olympus and the ownership information for Olympus does not include the Shares owned by Nelson.
(8) Shares offered pursuant to this registration statement consist entirely of shares issuable upon conversion of the Convertible Note, based on the Company's estimate of the maximum number of shares of Common Stock likely issuable upon conversion.


                              PLAN OF DISTRIBUTION

         The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) in privately negotiated transactions; (f) to cover short sales; and (g) a combination of any of the foregoing. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

         In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

         The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

         The Company has agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed with certain of the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective until all the Shares are sold by the Selling Stockholders or all unsold Shares are freely tradable subject to compliance with Rule 144 of the Securities Act.


                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of December 16, 1997, there were approximately 28,168,459 shares of Common Stock outstanding held of record by approximately 1,096 holders and 2,000 shares of Preferred Stock outstanding held of record by approximately 11 holders.

COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except that, in the election of directors, the holders are entitled to cumulative voting. Subject to preferences of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered hereby will be fully paid and non-assessable.

PREFERRED STOCK

         The Board of Directors has the authority, without further action by the stockholders, to issue the undesignated Preferred Stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series. The purpose of authorizing the board of directors of Cell Genesys to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Cell Genesys Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of Cell Genesys.

         The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock, of which (i) 200,000 shares have been designated as Series A Participating Preferred Stock (the "Series A Preferred Stock"), none of which is issued and outstanding, and (ii) 4,000 shares have been designated Series B Convertible Preferred Stock (the "Series B Preferred Stock"), of which 2,000 shares are issued and outstanding. The Series A Preferred Stock was designated in connection with the adoption of a preferred shares rights agreement dated July 28, 1995 and is described in the Company's Registration Statement on Form 8-A pursuant to which such preferred shares rights agreement is filed as an exhibit thereto.

In the event of a liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive in cash out of the assets of the Company in preference to the Series A Preferred Stock, any other series of Preferred Stock ranking junior to the Series B Preferred Stock and to the holders of Common Stock in an amount equal to $10,000 per share plus the aggregate amount of accumulated premium of 5% per annum. Payment must be made in full to holders of the Series B Preferred Stock, and thereafter, any remaining assets may be distributed ratably among the holders of Common Stock.

         The 2,000 shares of Series B Preferred Stock issued on November 14, 1997 are convertible into shares of Common Stock of the Company based on a conversion price of $11.02 per share or, if lower, 100% of the average of certain specified trading prices during the 10 trading days preceding such date of conversion (the "Floating Conversion Price"); provided that, subject to certain limitations, the Floating Conversion Price for the shares of Series B Preferred Stock issued on November 14, 1997 shall not be less than (i) $6.612 during the period between 90 days and 180 days after the issuance date, and (ii) $4.41 during the period between 181 days and 270 days from the issuance date. Each holder may not convert the Series B Preferred Stock issued on November 14, 1997 until 90 days after issuance, and thereafter (i) up to 25% may be converted during the period between 90 days and 135 days from issuance, (ii) up to 50% may be converted during the period between 135 days and 180 days from issuance,
(iii) up to 75% may be converted during the period between 180 and 225 days from issuance, and (iv) the entire balance outstanding may be converted after 225 days from issuance; provided that, a holder will not be permitted at anytime to convert an amount of Series B Preferred Stock which would result in the holder beneficially owning (other than shares of Common Stock owned through ownership of Series B Preferred Stock) more than 4.9% of the then outstanding capital stock of the Company absent 61 day prior written waiver by such holder. Subject to certain conditions, the Company may elect any time after three years from the issue date to require conversion of some or all of the Series B Preferred Stock if the last reported sale price of the Company's Common Stock is at least $27.55 per share for a period of 20 consecutive trading days prior to such election. Any outstanding balance of Series B Preferred Stock is subject to mandatory conversion five years from the date of issuance, subject to extension of such conversion date upon certain events. Subject to certain conditions, the Company has a right on one occasion to require the holders of the Series B Preferred Stock to purchase up to an additional 1,000 shares of Series B Preferred Stock at a purchase price of $10,000 per share during the period between 360 days and 540 days following the original issuance date.

         The holders of the Series B Preferred Stock are entitled to certain rights, subject to certain limitations, including (i) a right of first refusal for one year from the date of issuance to purchase a pro rata portion of any issuance of equity or convertible securities of the Company, (ii) a right to purchase during the period beginning one year from and ending four years following the date of original issuance, at the same original issue price up to 50% of the number of shares of Series B Preferred Stock held on November 14, 1997 (iii) certain price-based antidilution rights triggered upon certain events which would require the Company to issue additional shares of Common Stock upon conversion of the Series B Preferred Stock, and (iv) a right to require the Company to redeem some or all of the outstanding shares of Series B Preferred Stock upon certain events including a change of control or sale of all or substantially all of the Company's assets, a failure by the Company to timely file and maintain the effectiveness of a registration statement for the sale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, an inability to issue shares of Common Stock upon conversion of the Series B Preferred Stock or a delisting of the Company's Common Stock on the Nasdaq National Market. A failure to timely register and maintain an effective registration statement would also result in certain adjustments to the conversion rate of the Series B Preferred Stock which could have the effect of increasing the number of shares of Common Stock issuable upon conversion. The holders of the Series B Preferred Stock have no voting rights, except as otherwise required under Delaware law or as expressly provided to approve certain subsequent issuances of Series B Preferred Stock or to change the rights, preferences or privileges of the Series B Preferred Stock. The Shares issuable upon conversion of the Series B Preferred Stock are being registered on a Registration Statement on Form S-3 of which this Prospectus forms a part pursuant to certain registration rights granted to holders of the Series B Preferred Stock.

CONVERTIBLE NOTE

         On March 26, 1997, as consideration for a cross-license and settlement agreement, the Company issued a Convertible Subordinated Promissory Note (the "Convertible Note") in the principal amount of $15 million to GenPharm International, Inc., pursuant to the Convertible Note Purchase Agreement (the "Note Purchase Agreement") of the same date. The Convertible Note bears interest at a rate of 7% per annum, payable semi-annually, beginning on September 30, 1997. The Convertible Note matures on September 30, 1998. The principal and unpaid accrued interest under the Convertible Note is convertible into shares of the Company's Common Stock at a conversion price of: (i) $9.00 per share, or
(ii) at the Company's option, 115% of the average closing price of the Company's Common Stock as reported on the Nasdaq National Market during the 30 trading days immediately preceding February 28, 1998. The Convertible Note is redeemable at the Company's option at any time after August 31, 1997, if the closing price of the Company's Common Stock is at least 130% of the conversion price on at least 20 of the 30 trading days immediately preceding the date of notice of redemption. The Note Purchase Agreement contains certain restrictive covenants that limit the amount of additional debt the Company may incur in excess of $15 million. On October 21, 1997, GenPharm International, Inc. was acquired by Medarex, Inc. The Shares issuable upon conversion of the Convertible Note are being registered on a Registration Statement of which this Prospectus forms a part pursuant to certain registration rights granted to the holder of the Convertible Note.

WARRANTS

         As of December 1, 1997, the Company had outstanding a warrant to purchase 750,000 shares of Common Stock at $13.00 per share, with an expiration date of October 9, 2000. Such warrant was issued pursuant to the Stock Purchase Agreement between the Company and Hoechst Marion Roussel, Inc. on October 9, 1995 (the "HMR Warrant"). In addition, the Company had outstanding Warrants to purchase: (i) 624,362 shares of Common Stock at $10.39 per share, with an expiration date of June 28, 1998; (ii) 36,023 shares of Common Stock at $3.01 per share, with an expiration date of February 28, 1999; (iii) 9,000 shares of Common Stock at $5.04 per share, with an expiration date of February 28, 1999;
(iv) 56,271 shares of Common Stock at $0.03 per share, with an expiration date of November 23, 1999; (v) 4,812 shares of Common Stock at $18.18 per share, with an expiration date of May 24, 1999; and (vi) 7,434 shares of Common Stock at $18.33 per share, with an expiration date of December 31, 1999. Except for the HMR Warrant, all such Warrants were assumed by the Company in connection with the acquisition of Somatix on May 30, 1997 and the Shares issuable uponexercise of such Warrants are being registered on a Registration Statement on Form S-3 of which this Prospectus forms a part pursuant to certain registration rights granted to the holders of such Warrants. Certain of theWarrants are subject to a net exercise provision by which the holder may exercise the Warrant by surrendering Shares in lieu of paying the cash exercise price.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to the Company.

                                     EXPERTS

         The consolidated financial statements of Cell Genesys appearing in its Annual Report on Form 10-K/A for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================


         NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS


                                                                              PAGE
Available Information ...............................................          2
Incorporation of Certain
  Documents By Reference ............................................          2
The Company .........................................................          3
Risk Factors ........................................................          4
Use of Proceeds .....................................................          9
Selling Stockholders ................................................          9
Plan of Distribution ................................................         12
Description of Capital Stock ........................................         13
Legal Matters .......................................................         15
Experts .............................................................         15




                               CELL GENESYS, INC.




                                8,028,569 SHARES

                                       OF

                                  COMMON STOCK






                                   PROSPECTUS















                               December ___, 1997






================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the Nasdaq National Market listing fee.

     SEC registration fee .............        $19,388
     NASDAQ National Market listing fee         17,500
     Legal fees and expenses ..........         15,000
     Accounting fees and expenses .....          5,000
     Miscellaneous expenses ...........          3,112
                                               -------
              Total ...................        $60,000
                                               =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

         The Registrant's Certificate of Incorporation provides that no director will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing the payment of a dividend or repurchase of stock or (iv) for any transaction in which the director derived an improper personal benefit.

         The Registrant's by-laws provide that the Registrant must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director or officer of the Registrant, or that such director or officer is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Registrant, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         The Registrant's by-laws provide further that the Registrant must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

         Pursuant to its by-laws, the Registrant has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 16. EXHIBITS.

         5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
         10.1(1) Securities Purchase Agreement dated as of November 13, 1997, by and among Cell Genesys, Inc. and the investors listed thereon.
         10.2(1) Registration Rights Agreement dated as of November 13, 1997, by and among Cell Genesys, Inc. and the investors listed thereon.
         10.3(1) Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Cell Genesys, Inc., filed with the Office of the Secretary of State of the State of Delaware on November 13, 1997.
         10.4(2) Convertible Note Purchase Agreement dated March 26, 1997 between the Company and GenPharm International, Inc.

         10.5(2) Convertible Subordinated Promissory Note dated March 26, 1997 between the Company and GenPharm International, Inc.

         10.6(3) Amended and Restated Agreement and Plan of Merger and Reorganization dated as of January 12, 1997, as amended and restated as of March 27, 1997, among Cell Genesys, Inc., S Merger Corp. and Somatix Therapy Corporation.
         10.7 Form of Warrant for the purchase of shares of common stock of Somatix Therapy Corporation.
         23.1       Consent of Independent Auditors.
         23.2       Consent of Counsel (included in Exhibit 5.1).
         24.1       Power of Attorney (included on page II-4).

         ------------------
         (1) Incorporated by reference to the Company's Report on Form 8-K filed with the Commission on November 21, 1997.
         (2) Incorporated by reference to the Company's Annual Report on Form 10-K/A, as amended, for the fiscal year ended December 31, 1996, filed with the Commission on April 30, 1997.
         (3) Incorporated by reference to the Company's Registration Statement on Form S-4, filed with the Commission on April 30, 1997.

ITEM 17. UNDERTAKINGS.

         A.       UNDERTAKING PURSUANT TO RULE 415.

                  The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) to include any prospectus required by Section
                  10(a)(3) Securities Act of 1933 (the "Securities Act");

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs A(l)(i) and A(l)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

         B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

              The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.       UNDERTAKING IN RESPECT OF INDEMNIFICATION.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Foster City, California, on this 23rd day of December 1997.


                                            CELL GENESYS, INC.

                                            By: /s/ KATHLEEN SEREDA GLAUB
                                                Kathleen Sereda Glaub,
                                                Senior Vice President and
                                                Chief Financial Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Stephen A. Sherwin, M.D. and Kathleen Sereda Glaub, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 23rd day of December 1997 in the capacities and on the dates indicated.

           Signature                                                Title                               Date
------------------------------------           ----------------------------------------------   -----------------
     /s/ STEPHEN A. SHERWIN, M.D.              Chairman of the Board, President and Chief       December 23, 1997
------------------------------------           Executive Officer (Principal Executive Officer)
     Stephen A. Sherwin, M.D.

     /s/ KATHLEEN SEREDA GLAUB                 Senior Vice President and Chief Financial        December 23, 1997
------------------------------------           Officer (Principal Financial and Accounting
     Kathleen Sereda Glaub                     Officer)

     /s/ DAVID W. CARTER                       Director                                         December 23, 1997
------------------------------------
     David W. Carter

     /s/ JAMES M. GOWER                        Director                                         December 23, 1997
------------------------------------
     James M. Gower

     /s/ RAJU S. KUCHERLAPATI, PH.D.           Director                                         December 23, 1997
------------------------------------
         Raju S. Kucherlapati, Ph.D.

     /s/ JOSEPH E. MAROUN                      Director                                         December 23, 1997
------------------------------------
     Joseph E. Maroun

     /s/ JOHN T. POTTS, JR., M.D.              Director                                         December 23, 1997
------------------------------------
     John T. Potts, Jr., M.D.

     /s/ THOMAS E. SHENK, PH.D.                Director                                         December 23, 1997
------------------------------------
     Thomas E. Shenk, Ph.D.

     /s/ EUGENE L. STEP                        Director                                         December 23, 1997
------------------------------------
     Eugene L. Step

     /s/ INDER M. VERMA, PH.D.                 Director                                         December 23, 1997
------------------------------------
     Inder M. Verma, Ph.D.

                                INDEX TO EXHIBITS



Exhibit
Number            Description
--------------------------------------------------------------------------------

   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.
   10.1(1) Securities Purchase Agreement dated as of November 13, 1997, by and among Cell Genesys, Inc. and the investors listed thereon.
   10.2(1) Registration Rights Agreement dated as of November 13, 1997, by and among Cell Genesys, Inc. and the investors listed thereon.
   10.3(1) Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Cell Genesys, Inc., filed with the Office of the Secretary of State of the State of Delaware on November 13, 1997.
   10.4(2) Convertible Note Purchase Agreement dated March 26, 1997 between the Company and GenPharm International, Inc. 10.5(2) Convertible Subordinated Promissory Note dated March 26, 1997 between the Company and GenPharm International, Inc.
   10.6(3) Amended and Restated Agreement and Plan of Merger and Reorganization dated as of January 12, 1997, as amended and restated as of March 27, 1997, among Cell Genesys, Inc., S Merger Corp. and Somatix Therapy Corporation.
   10.7 Form of Warrant for the purchase of shares of common stock of Somatix Therapy Corporation.
   23.1     Consent of Independent Accountants.
   23.2     Consent of Counsel (included in Exhibit 5.1).
   24.1     Power of Attorney (included on page II-4).



-----------------

(1) Incorporated by reference to the Company's Report on Form 8-K filed with the Commission on November 21, 1997.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K/A, as amended, for the fiscal year ended December 31, 1996, filed with the Commission on April 30, 1997.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, filed with the Commission on April 30, 1997.